FOR IMMEDIATE RELEASE

AutoChina International Limited Leases 2,559 Commercial Vehicles and Opens 18 Store
Branches in the First Quarter of 2011

Shijiazhuang, Hebei Province, China – May 5, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that the Company leased 2,559 commercial vehicles (primarily Class 8 heavy trucks) in the first quarter of 2011, compared to 2,505 in the first quarter of 2010. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 23,000 trucks.

During the first quarter, the Company opened 18 new commercial vehicle financing and service centers, and, as of March 31, 2011, operated 318 commercial vehicle financing and service centers, compared to 180 at March 31, 2010.  The Company expects to lease approximately 20,000 commercial vehicles during 2011 and operate at least 500 commercial vehicle financing and service centers in total by the end of the year.

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We expected only slight growth during the first quarter of 2011 as the first quarter is historically the Company’s slowest period due to the Chinese New Year holiday. While the heavy-truck market in China continues to grow, we have continued to see a normalizing of demand, which began in the latter half of 2010. According to the China Association of Automobile Manufacturers, sales of commercial vehicles in China in January and February 2011 increased 6.8% year over year to more than 659,000 units. Despite this short-term normalizing of demand in the commercial vehicle market, we remain confident in the market’s long-term prospects and continue to expect significant growth in our business, which is primarily driven by the opening of new branch locations in rural areas of China.”

About AutoChina International Limited:
AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 318 commercial vehicle financing and service centers across China; and primarily provides sales-type leasing and support services for local customers.  The Company’s website is http://www.autochinaintl.com.

AutoChina International Ltd.	Page 2
May 5, 2011

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.
The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Adam Prior
Chief Financial Officer	Vice President
(858) 997-0680 / jcwang@autochinaintl.com	(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com